                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          Wyndham International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   983101106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                       30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 30, 1999
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            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (Sections)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Sections)240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Chase Equity Associates, L.P.
       13-3371826

  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  / /    (b)    /X/

  3.   SEC Use Only

  4.   Source of Funds (See Instructions)    WC

  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                  / /

  6.   Citizenship or Place of Organization   California


  Number of           7.   Sole Voting Power            2,910,360
  Shares
  Beneficially        8.   Shared Voting Power          Not applicable
  Owned by Each
  Reporting Person    9.   Sole Dispositive Power       2,910,360
  With
                      10.  Shared Dispositive Power     Not applicable

 11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       2,910,360

 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 13.   Percent of Class Represented by Amount in Row (11)      1%

 14.   Type of Reporting Person (See Instructions

       PN

Item 1. Security and Issuer.


                  This statement relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Wyndham International, Inc., a Delaware corporation (the "Issuer" or "Wyndham"). The Issuer's principal executive offices are located at 1950 Stemmans Freeway, Suite 6001, Dallas, Texas 75207.


Item 2.  Identity and Background.

                  This statement is being filed by Chase Equity Associates, L.P., a California limited partnership (hereinafter referred to as "CEA"), whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  CEA is engaged in the venture capital and leveraged buyout business. The general partner of CEA is Chase Capital Partners, a New York general partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business, and whose principal office is located at the same address as CEA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                           John R. Baron
                           Christopher C. Behrens
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           John M. B. O'Connor
                           Brian J. Richmand
                           Shahan D. Soghikian
                           Jonas Steinman
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.

Mr. Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partners of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

                  To CEA's knowledge, the response to Items 2(d) and (e) of
Schedule 13D is negative with respect to CEA and all persons to whom information is required hereunder by virtue of CEA's response to Item 2.

                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that, in addition to CEA, the information called for therein should be given with respect to each of the persons listed in this
Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CEA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CEA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CEA or a member of a group together with CEA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

Transactions Involving the Issuer

                  Pursuant to a Securities Purchase Agreement, dated as of February 18, 1999 and amended as of June 28, 1999 (the "Securities Purchase Agreement"), by and among Wyndham, Patriot American Hospitality, Inc. ("Patriot"), Patriot American Hospitality Partnership, L.P. ("Patriot OP"), Wyndham International Operating Partnership, L.P. and certain investors, including Apollo Investment IV (the "Original Investors"), the Original Investors were entitled, subject to compliance with the terms and conditions set forth therein to purchase 10,000,000 shares of Series B Convertible Preferred Stock, $0.01 per share (the "Series B Preferred Stock"), of Wyndham for aggregate consideration of $1,000,000,000. Certain of the Original Investors subsequently entered into Assignment and Assumption Agreements (the "Assignments") with certain other Investors, including CEA and others who are parties to the Stockholders' Agreement described below (collectively, the "Co-Investors" and, together with the Original Investors, the "Investors"), pursuant to which such Original Investors assigned to the Co-Investors their right to purchase certain of the shares of Series B Preferred Stock that such Original Investors were entitled to purchase under the Securities Purchase Agreement.

                  Pursuant to that certain Assignment and Assumption Agreement, dated as of June 29, 1999, by and among Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Charitable Investment L.P., Apollo Real Estate Investment Fund III, L.P. and Apollo Investment Fund, IV, L.P. (collectively, the "Assignor"), Chase Equity Associates, L.P. (the "Assignee" or "CEA"), Patriot, Patriot OP, Wyndham International, Inc. ("Wyndham") and Wyndham International Operating Partnership, L.P. and the Original Investors, the Assignor assigned to CEA its right and obligation to purchase 250,000 shares of the Series B Preferred Stock for an aggregate cash purchase price of $25,000,000, and CEA accepted the assignment of and purchased 250,000 shares of Series B Preferred Stock of Wyndham for $25,000,000.


Source of Funds

                  The funds provided by CEA for the purchase of the Issuer's Series B Preferred Stock were obtained from CEA's contributed capital, which includes funds that are held available for such purpose. CEA disclaims that it is a member of a group with any other persons either for purposes of this
Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

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Item 4.  Purpose of Transaction.

                  The acquisition of the Issuer's equity securities has been made by CEA for investment purposes. Although CEA has no present intention to do so, CEA may make additional purchases of the Issuer's Common Stock or Series B Preferred Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CEA may decide to sell all or part of its holdings of the Issuer's Common Stock or Series B Preferred Stock in one or more public or private transactions. In addition, such transactions could include purchases pursuant to the Rights Offering (as defined below) or pursuant to the exercise of preemptive rights as described below. CEA may also maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to the lenders as collateral thereunder the shares of Series B Preferred Stock purchased by it or other securities of the Issuer held by it.

                  Except as set forth in this Item 4, CEA has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CEA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.

                  The Series B Preferred Stock is convertible, at the option of the holder, into shares of the Issuer's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), which in turn is convertible on a one for one basis into the Shares. For each share of Series B Preferred Stock converted into Class B Common Stock, the holder is entitled to receive that number of shares of Class B Common Stock equal to $100.00 divided by the conversion price of the Series B Preferred Stock, which is currently $8.59 per share, subject to adjustment, in addition to accrued by unpaid dividends. Each share of the Series B Preferred Stock may also be converted into one share of the Issuer's Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), and other than certain permitted transfers under the Securities Purchase Agreement, is mandatorily converted into one share of Series A Preferred Stock if it is transferred to unaffiliated transferees. The Series A Preferred Stock will be convertible into Shares at the same conversion rate from time to time in effect at which the Series B Preferred Stock is convertible into shares of Class B Common Stock.

                  Both the Series A Preferred Stock and the Series B Preferred Stock will pay quarterly dividends at the rate per annum of 9.75% of the stated amount thereof, with a portion paid in cash and a portion paid in additional shares of Series A Preferred Stock or Series B Preferred Stock, respectively. The Series A Preferred Stock will vote on an as converted basis with the Shares on matters submitted to the holders of the Shares and the Series B Preferred Stock will vote as a separate class on certain specified matters, including specified "change of control" events occurring prior to June 30, 2005. The terms of the Series A Preferred Stock are otherwise identical to the terms of the Series B Preferred Stock, except that the Series A Preferred Stock will not have voting rights, except as required by law or as necessary to permit its listing.

                  Under the terms of the Securities Purchase Agreement and the Certificate of Designation for the Series B Preferred Stock (the "Certificate of Designation"), during the 170-day period following the closing of the transactions contemplated by the Securities Purchase Agreement, which occurred on June 30, 1999, the Issuer has the right to redeem on a pro rata basis up to 3,000,000 of the 10,000,000 shares of Series B Preferred Stock currently held by the Investors with the proceeds of (i) a rights offering in which the holders of the Issuer's common stock and Patriot OP's limited partnership interests may purchase for cash up to 3,000,000 shares of Series A Preferred Stock (the "Rights Offering") and/or (ii) the sale of specified assets of the Issuer in excess of a fixed price at or prior to the closing of the Rights Offering, in each case at a redemption price of 102% of the stated amount of $100 per share, plus accrued but unpaid dividends to the redemption date.

                  Under the terms of the restated certificate of incorporation of the Issuer (the "Restated Certificate"), on June 30, 1999, the Issuer's Board of Directors (the "Board") was reconstituted to consist of 19 directors, including eight Class A directors designated by the Board as it existed prior to being reconstituted (the "Prior Board"), eight Class B directors designated by the Investors and three Class C directors mutually designated by the existing Board of Directors and the Investors. The Board is further classified by term of office into three classes of directors, each serving a staggered term of three years, until the annual meeting of Wyndham's stockholders in 2002.

                  The number of Class B directors that the Investors are entitled to designate will decrease from seven to zero based on certain specified beneficial ownership percentages of Wyndham Common Stock as more fully set forth in the Restated Certificate.

                  The Securities Purchase Agreement provides that until the June 30, 2004, so long as the Investors collectively own more than 15% of the fully diluted Wyndham common stock, in the event that Wyndham proposes to sell Wyndham common stock or securities convertible into Wyndham common stock (other than in the Rights Offering or during the six month period following June 30,
1999), each of the Investors will have the right to purchase a portion of the securities proposed to be sold equal to its percentage ownership of the Issuer's outstanding securities. To the extent that one or more of the Investors does not exercise its purchase rights in full, the unexercised portion of the Investor's purchase rights will be allocated pro rata to the other Investors.

                  The Securities Purchase Agreement also provides that, during the six year period following June 30, 1999, the Investors will not (i) acquire any shares of Wyndham common stock or securities convertible for the Issuer's common stock, unless the securities are acquired (a) directly from the Issuer in a transaction approved by a majority of the Class A and Class C directors,
(b) as a dividend on the Series B Preferred Stock or upon conversion of the Series B Preferred Stock, (c) as part of the Issuer's sale of Series A Preferred Stock or upon conversion of the Series A Preferred Stock, (d) by an affiliate of any Investor over whom the Investor does not control voting decisions or hold over 50% of the outstanding voting securities, (e) as non-voting preferred stock of the Issuer, (f) in the ordinary course of the Investor's market-making activities or as investment adviser of broker-dealer or (g) by an employee, partner or stockholder of an Investor for his individual account if the individual does not acquire beneficial ownership of over 100,000 shares of Wyndham common stock; or (ii) make any public announcement or proposal or solicitation of proxies concerning any business combination, extraordinary transaction, restructuring or recapitalization involving the Issuer or any affiliate of the Issuer or propose to seek representation on the Board or seek to control or influence management, the Board or policies of the Issuer's or an affiliate of Wyndham.

                  As contemplated by the Securities Purchase Agreement, the Board has adopted a shareholder rights plan (the "Rights Plan") under which rights distributed to the Issuer's stockholders will become exercisable in the event a third party (other than a "Grandfathered Person") acquires beneficial ownership of at least 10% of the outstanding shares of the Issuer's common stock. Each Investor will be a "Grandfathered Person" for so long as it complies with the standstill provisions of the Securities Purchase Agreement described above.

                  On June 29, 1999, the Investors entered into a Stockholders' Agreement (the "Stockholders' Agreement"), pursuant to which each of (i) Apollo Management and Apollo Real Estate Management (collectively, the "Apollo Stockholder") and (ii) THL Advisors (together with the Apollo Stockholder, the "Lead Stockholders") will have the right, for so long as the Investors are entitled to designate eight Class B directors to the Board, to designate four directors to the Board. At such time as the Investors are entitled to designate fewer than eight Class B directors, the right to designate will be allocated as between the Apollo Stockholder and the THL Advisors based on a specified formula. For so long as the Stockholders' Agreement is in effect, each of the Investors has agreed to vote its Shares and Series B Preferred Stock in favor of each of the director nominees of the Lead Stockholders.

                  The Stockholders' Agreement provides that, for a five year period from June 29, 1999, no Investor may offer, sell or otherwise dispose of its shares of Series B Preferred Stock without the consent of each of the Lead Stockholders, except for (i) transfers to affiliated transferees, (ii) transfers of shares pursuant to the registration rights, tag along rights or drag along provisions described below, (iii) bona fide pledges of shares to a bank, financial institution or other lender and (iv) certain other permitted transfers, subject in case of certain of these transfers to the transferee agreeing to be bound by the provisions of the Stockholders' Agreement. The Stockholders' Agreement does provide, however, for certain "tag-along rights" and "drag-along rights" in favor of non-transferring stockholders with respect to proposed transfers of securities.

                  On February 18, 1999, the Original Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer, pursuant to which the Investors have the right to require Wyndham to register shares of the Issuer preferred stock or shares of the Issuer's common stock into which the Issuer's preferred stock coverts in one or more registrations and/or pursuant to a shelf registration statement. The Stockholders' Agreement provides, however, that (i) any request for a registration by the Issuer on or prior to the third anniversary of the date of the Stockholders' Agreement shall only be made by or with the consent of both Lead Stockholders, (ii) any request for a registration by Wyndham between the third and fifth anniversaries of the date of the Stockholders' Agreement may only be made by the Apollo Stockholder, THL Advisors or Beacon Capital Partners, L.P. and its affiliates and (iii) any request for a shelf registration statement on or prior to the fifth anniversary of the date of the Stockholders' Agreement may be made only by or with the consent of the Lead Stockholders.

                  The Securities Purchase Agreement, the Assignments to which CEA is a party, the Stockholders' Agreement and the Registration Rights Agreement described are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The Certificate of Designation, the Restated Certificate and the Rights Plan have been filed as exhibits to filings by the Issuer with the Securities and Exchange Commission. The foregoing descriptions of such agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Item 5. Interest in Securities of the Issuer.

                  (a) and (b). By virtue of the Stockholders' Agreement and the relationships described herein, the Investors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As of the date hereof, to the knowledge of CEA, the Investors collectively own an aggregate of 116,414,435 Shares (or 39.2% of the Shares outstanding at July 9, 1999, based on information provided by Wyndham (the "Outstanding Shares"). CEA expressly disclaims that it is a member of a "group" and the beneficial ownership of those Investors' Shares held by any other members of such group or Shares held individually by certain directors or executive officers of certain of the Investors.

                  CEA has obtained beneficial ownership of 2,910,360 Shares Pursuant to the Assignment and Securities Purchase Agreement, representing approximately 1% of the Issuer's Outstanding Shares. CEA, however, is also subject to regulation under Regulation Y of the Board of Governors of the Federal Reserve System and is therefore prohibited from ever owning more than 4.99% of any class of the Issuer's outstanding voting securities.

                  All of the foregoing information as to number of Shares and percentage of Outstanding Shares beneficially owned is set forth without giving effect to the accrual of dividends payable in additional shares of Series B Preferred Stock. In addition, as discussed above, the number of Shares listed above are each subject to reduction of up to 30% if redeemed by the Issuer with the proceeds of the Rights Offering, depending upon the participation of the Issuer's stockholders in the Rights Offering.

                  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that CEA is a member of a "group" and/or the beneficial owner of any of the Shares other than those which such CEA has acquired pursuant to the Securities Purchase Agreement or an Assignment.

                  (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

                  Except for the agreements described in Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Securities Purchase Agreement dated as of February 18, 1999 by and among the Issuer, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit 99.1 to Wyndham's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 1999).


         Exhibit 2*: Amendment dated as of June 28, 1999 to Securities Purchase Agreement dated as of February 18, 1999 by and among the Issuer, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the Investors set forth on the signature pages thereto.

         Exhibit 3*: Stockholders' Agreement dated as of June 29, 1999 by and among the Stockholders named therein.

         Exhibit 4*: Registration Rights Agreement dated as of February 18, 1999 by and among Wyndham and the persons listed on the signature pages thereto.

         Exhibit 5*: Assignment and Assumption Agreement dated as of June 22, 1999 by and among CEA and the other parties thereto.

SCHEDULE A

Item 2 information for executive officers and directors of Chase Capital Corporation.

SCHEDULE B

Item 2 information for executive officers and directors of The Chase Manhattan Corporation.


--------
* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 CHASE EQUITY ASSOCIATES, L.P.
                                 By: Chase Capital Partners, Its General Partner

                                 By: /s/ Jeffrey C. Walker
                                     --------------------------------
                                     Name:  Jeffrey C. Walker
                                     Title: Managing General Partner


        July 12, 1999
        -------------
            Date

                                                                     SCHEDULE A


                           CHASE CAPITAL CORPORATION


                               Executive Officers

      Chairman & Chief Executive Officer        William B. Harrison, Jr.*

      President                                 Jeffrey C. Walker**

      Executive Vice President                  Mitchell J. Blutt, M.D.**

      Vice President & Secretary                Gregory Meridith*

      Vice President & Treasurer                Elisa R. Stein **

      Assistant Secretary                       Robert C. Carroll*

      Assistant Secretary                       Anthony J. Horan

      Assistant Secretary                       Denise G. Connors


                                   Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**

---------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                                                                     SCHEDULE B



                        THE CHASE MANHATTAN CORPORATION


                              Executive Officers*

                    Walter V. Shipley, Chairman of the Board
        William B. Harrison, Jr., President and Chief Executive Officer
                       Donald L. Boudreau, Vice Chairman
                        James B. Lee, Jr., Vice Chairman
                   Denis J. O'Leary, Executive Vice President
                         Marc J. Shapiro, Vice Chairman
                       Joseph G. Sponholz, Vice Chairman
                   John J. Farrell, Director, Human Resources
       Frederick W. Hill, Director Corporate Marketing and Communication
                      William H. McDavid, General Counsel

                                  Directors**

                                  Principal Occupation or Employment;
Name                              Business or Residence Address
----                              -----------------------------------

Hans W. Becherer                  Chairman of the Board
                                  Chief Executive Officer
                                  Deere & Company
                                  8601 John Deere Road
                                  Moline, IL 61265

Frank A. Bennack, Jr.             President and Chief Executive Officer
                                  The Hearst Corporation
                                  959 Eighth Avenue
                                  New York, New York  10019

Susan V. Berresford               President
                                  The Ford Foundation
                                  320 E. 43rd Street
                                  New York, New York  10017

M. Anthony Burns                  Chairman of the Board, President and
                                    Chief Executive Officer
                                  Ryder System, Inc.
                                  2800 N.W. 82nd Avenue
                                  Miami, Florida  33166

---------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.

H. Laurence Fuller                Co-Chairman of the Board and
                                    Chief Executive Officer
                                  Amoco Corporation
                                  200 East Randolph Drive
                                  Chicago, Illinois  60601

William H. Gray, III              President and Chief Executive Officer
                                  The College Fund/UNCF
                                  9860 Willow Oaks Corporate Drive
                                  P.O. Box 10444
                                  Fairfax, Virginia  22031

William B. Harrison, Jr.          President and Chief Executive Officer
                                  The Chase Manhattan Corporation
                                  270 Park Avenue, 8th Floor
                                  New York, New York  10017-2070

Harold S. Hook                    Retired Chairman and Chief Executive Officer
                                  American General Corporation
                                  2929 Allen Parkway
                                  Houston, Texas  77019

Helene L. Kaplan                  Of Counsel
                                  Skadden, Arps, Slate, Meagher & Flom
                                  919 Third Avenue - Room 29-72
                                  New York, New York  10022

Thomas G. Labrecque               Retired President and Chief Operating Officer
                                  The Chase Manhattan Corporation
                                  270 Park Avenue
                                  New York, New York  10017

Henry B. Schacht                  Director and Senior Advisor
                                  E.M. Warburg, Pincus & Co., LLC
                                  466 Lexington Avenue, 10th Floor
                                  New York, New York 10017

Walter V. Shipley                 Chairman of the Board
                                  The Chase Manhattan Corporation
                                  270 Park Avenue
                                  New York, New York  10017

Andrew C. Sigler                  Retired Chairman of the Board and
                                    Chief Executive Officer
                                  Champion International Corporation
                                  One Champion Plaza
                                  Stamford, Connecticut  06921

John R. Stafford                  Chairman, President and
                                    Chief Executive Officer
                                  American Home Products Corporation
                                  5 Giralda Farms
                                  Madison, New Jersey  07940

Marina v.N. Whitman               Professor of Business Administration
                                   and Public Policy
                                  The University of Michigan
                                  School of Public Policy
                                  411 Lorch Hall, 611 Tappan Street
                                  Ann Arbor, MI  48109-1220